                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                            Layne Christensen Company
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    521050104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 15, 2004
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)
--------

1    The  remainder  of  this  cover  page  shall  be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

---------------------                                         ------------------
CUSIP No. 521050104                   13D                      Page 2 of 8 Pages
---------------------                                         ------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,036,726
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,036,726
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,036,726
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 521050104                   13D                      Page 3 of 8 Pages
---------------------                                         ------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,036,726
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,036,726
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,036,726
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 521050104                   13D                      Page 4 of 8 Pages
---------------------                                         ------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,036,726
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,036,726
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,036,726
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 521050104                   13D                      Page 5 of 8 Pages
---------------------                                         ------------------

          The following  constitutes  Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated to read as follows:

          The aggregate  purchase  price of the 1,036,726  Shares owned by Steel
Partners II is $10,247,742, including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

     The third  paragraph  of Item 4 is hereby  amended and  restated to read as follows:

          Except in Mr. Lichtenstein's  capacity as a director of the Issuer, no
Reporting  Person has any  present  plan or proposal  which  would  relate to or result in any of the matters set forth in  subparagraphs  (a) - (j) of Item 4 of
Schedule 13D except as set forth  herein or such as would occur upon  completion of any of the actions  discussed above.  Steel Partners II intends to review its investment  in the Issuer on a continuing  basis.  Depending on various  factors including,  without  limitation,  the Issuer's financial position and investment strategy,  the price levels of the Shares,  conditions in the securities markets and general  economic  and  industry  conditions,  Steel  Partners II may in the future take such  actions  with  respect to its  investment  in the Issuer as it deems appropriate  including,  without limitation,  purchasing additional Shares within  the  parameters  discussed  above,  selling  some or all of its  Shares, engaging in short selling of or any hedging or similar  transaction with respect to the Shares or  changing  its  intention  with  respect to any and all matters referred to in Item 4.

     Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  12,533,818  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's  Annual Report on Form
10-K for the year  ended  January  31,  2004 and filed with the  Securities  and
Exchange Commission on April 14, 2004.

          As of the close of  business  on April 19,  2004,  Steel  Partners  II beneficially  owned 1,036,726  Shares,  constituting  approximately  8.3% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,036,726  Shares owned by Steel Partners
II,  constituting  approximately  8.3% of the  Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 1,036,726  Shares owned by Steel Partners II,  constituting approximately 8.3% of the Shares  outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  1,036,726  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

---------------------                                         ------------------
CUSIP No. 521050104                   13D                      Page 6 of 8 Pages
---------------------                                         ------------------

     Item 5(c) is hereby amended to add the following:

          (c) Schedule A annexed hereto lists all  transactions in the Shares by the Reporting  Persons during the past sixty days. All of such transactions were effected in the open market.

---------------------                                         ------------------
CUSIP No. 521050104                   13D                      Page 7 of 8 Pages
---------------------                                         ------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:      April 20, 2004          STEEL PARTNERS II, L.P.

                                    By:  Steel Partners, L.L.C.
                                         General Partner

                                    By:  /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                          Warren G. Lichtenstein
                                          Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By:  /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                     /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                    WARREN G. LICHTENSTEIN

---------------------                                         ------------------
CUSIP No. 521050104                   13D                      Page 8 of 8 Pages
---------------------                                         ------------------

                                   SCHEDULE A
                                   ----------

              Transactions in the Shares During the Past Sixty Days
              -----------------------------------------------------

Shares of Common Stock            Price Per                          Date of
      Purchased                   Share($)                          Purchase
      ---------                   --------                          --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
          5,000                       13.9000                        2/23/04
          5,000                       13.9244                        2/24/04
          5,000                       13.8500                        2/25/04
          3,097                       13.8503                        2/27/04
         16,000                       14.0000                        3/01/04
          2,832                       13.9600                        3/16/04
          5,000                       13.9500                        3/17/04
          4,300                       13.9760                        3/18/04
         10,000                       13.9750                        3/22/04
            500                       13.9000                        3/23/04
          5,000                       13.9000                        3/24/04
         17,100                       13.9784                        3/25/04
          5,000                       14.0000                        3/26/04
         15,355                       13.9810                        3/30/04
          3,800                       13.9866                        4/01/04
            400                       14.0000                        4/06/04
          3,100                       14.0000                        4/08/04
         10,300                       13.8977                        4/12/04
         17,000                       13.9806                        4/13/04
          1,000                       14.0000                        4/14/04
         12,000                       13.9933                        4/15/04

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None